EXHIBIT 12.1

PENINSULA GAMING, LLC
Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands except ratio information)

Earnings:	2005		2004		2003		2002		2001
Total earnings	$(3,384)		$(45,075)		$(12,742)		$(732)		$1,819

Fixed charges:

Interest charges (including capitalized interest and interest expense related to preferred members’ interest	26,710		25,762		24,293		10,487		8,729

Amortization of deferred financing costs and bond discount	3,140		2,624		3,161		1,494		911

Loss on early retirement of debt			37,566

Total fixed charges	29,850		65,952		27,454		11,981		9,640

Capitalized interest	(357)		(1,251)		(2,202)		(93)

Earnings as adjusted	$26,109		$19,626		$12,510		$11,156		$11,459

Ratio of earnings to fixed charges	0.9	x *	0.3	x *	0.5	x *	0.9	x *	1.2	x

*  Earnings were insufficient to cover fixed charges for the years ended December 31, 2005, 2004, 2003, and 2002 by $3.7 million, $46.3 million, $14.9 million, and $0.8 million, respectively.